ECOPETROL S.A. ANNOUNCES EXIMBANK-GUARANTEED CREDIT FACILITY

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) reports that on March 22, 2013, it entered into a credit facility guaranteed by the US EximBank that was being structured since the end of 2009. The four international lender banks are JPMorgan Chase Bank, N.A., The Bank of Tokyo-Mitsubishi UFJ LTD, Mizuho Corporate Bank, ltd. and Citibank N.A.

The facility consists of two parts, whose terms are governed by: (i) A Facility Agreement for US$420,442,800, amortized over 7 years at a rate of LIBOR + 0.65; and (ii) a Credit Agreement for US$426,616,323, amortized over 10 years at a rate of Libor + 0.90. The funds can only be disbursed abroad and used exclusively to pay for goods and services purchased from U.S. providers. Therefore, none of the foreign currency disbursed pursuant to these facilities will be entering in Colombia. Ecopetrol has not yet drawn on either of these facilities.

Prior to the closing, Ecopetrol S.A. had previously complied with all of the procedures and approvals required by pertinent governmental entities.

Bogota, March 26, 2013

________________________

Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 40 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations

Alejandro Giraldo

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Mauricio Téllez

Phone: + 571-2345377

Fax: +571-2344480

Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

1